SharpLink Gaming Ltd.
333 Washington Avenue N; Suite 104
Minneapolis, Minnesota 55401
(612) 293-0619

August 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mitchell Austin

Re:	SharpLink Gaming Ltd. Registration Statement on Form F-3 File Number: 333-266292

Dear Mr. Austin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SharpLink Gaming Ltd. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on August 17, 2022, or as soon thereafter as possible.

Sincerely,

SharpLink Gaming Ltd.

By: /s/ Rob Phythian
Rob Phythian
Chief Executive Officer